EX-1.35 36 exhibit1-35.htm EXHIBIT 1.35

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 9, 2017

Item 3.	News Release

A news release issued on November 9, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. announces Q1 fiscal 2018 results.

Full Description of Material Change

Aurora Cannabis Inc. today announced its financial and operational results for the first quarter of fiscal 2018, ended September 30, 2017.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 9, 2017.

November 9, 2017	TSX:ACB

Aurora Announces Q1 Fiscal 2018 Results
Continued Strong Revenue Growth, Executing on Differentiation and Expansion Strategy

Vancouver, BC – November 9, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced its financial and operational results for the first quarter of fiscal 2018, ended September 30, 2017.

Q1 2018 Financial and Operational Highlights

	Q1 2018	Q4 2017	Change	Q1 2017
	#	#	%	#
Active registered patients (1)	19,280	16,400	17.6%	8,200
Grams sold	889,965	755,059	17.9%	435,720
Grams produced(2)	1,009,585	1,164,683	-13.3%	354,975

(In CDN $000’s unless otherwise noted)	$	$	%	$
Revenues	8,249	5,936	39.0%	3,071
Average selling price per gram	8.22	7.45	10.3%	6.32
Cash cost of sales per gram (3)	1.92	2.09	-8.1%	-
Cash cost to produce per gram (3)	1.73	1.91	-9.4%	-
Cash and cash equivalents	127,915	159,796		23,194

(1)	As of the date hereof, the Company has over 20,000 active registered patients.

(2)

Grams produced in the first quarter 2018 decreased due lower yielding strains being harvested in the period compared to higher-yielding strains in prior periods. Additionally, the Mountain View facility has reached optimal production capacity in the quarter.

(3)

Cash cost of sales per gram and cash cost to produce per gram are non-IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions at the end of this document.

Continued Strong Patient and Revenue Growth

•	Recorded $8.2 million in revenues, up 169% from Q1 2017 and up 39% sequentially from Q4 2017.

Revenues were generated as follows:

o	Dried cannabis sold in Canada	$4.7 million;
o	Cannabis oils sold in Canada	$1.4 million;
o	Dried cannabis sold in Germany	$1.2 million, and
o	Service revenues	$0.9 million.

•	Sold 889,965 gram equivalent of cannabis, up 18% from Q4 2017, consisting of:

o	Dried cannabis:	802,250 grams, and
o	Cannabis oils:	87,715 gram equivalent.

•	Added approximately 2,880 active registered patients during the quarter, an 18% increase.

•	Increased the prices for its dried cannabis strains from $8.00 to $9.00 per gram (from $5.00 to $6.00 per gram for low-income patients).

Capacity Expansion

•	Continued to progress on schedule and on budget with the construction of the 800,000 square foot Aurora Sky facility.

•	The Company’s subsidiary Pedanios passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. Results of the tender process are expected March 2018.

•	The Company’s Mountain View facility meets EU GMP certification standards, required by the German government for export to that market, and anticipates receiving the certification shortly.

•

Received its export permit issued by Health Canada, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany through Pedanios, which currently distributes cannabis to 1,700 pharmacies.

Product Line Expansion

•	Entered into a subscription and an option agreement with Hempco and Hempco founders, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50% on a fully diluted basis.

•

Completed the acquisition of BC Northern Lights and Urban Cultivator, leading companies, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens.

•	Entered into a technical services agreement with Cann Group Limited of Australia (19.9% owned).

•

Entered into an exclusive hardware supply agreement for the Canadian market with Namaste Technologies Inc. (“Namaste”) whereby Aurora, through its website and mobile application, offers a specially curated selection of industry-leading vaporizers sourced through Namaste.

Financings

•

Strengthened the balance sheet and liquidity position during the first quarter of 2018 with $1.5 million in new financings via the exercise of warrants, options and compensation options, as well as the conversion of convertible notes into common shares.

•	Approximately $96 million in additional gross cash proceeds remain available from the future exercise of warrants, stock options and compensation options/warrants.

•	The Company received 14,285,714 units and 77,540 units of Radient on conversion of $2.0 million in debentures and payment of final interest, respectively.

Management Team Expansion and Director Change

•

Strengthened its senior management team to ensure the Company has the leadership to further grow and build shareholder value through execution of domestic and international objectives and opportunities. In July and August 2017, the Company appointed VPs in Finance, Market Development, and Production, as well as a Chief Cultivator.

•	Graduated from the TSX Venture Exchange to the Toronto Stock Exchange in July.

•	Mr. Barry Fishman resigned from the board of directors effective September 25, 2017.

Developments subsequent to the quarter

Continued Strong Patient and Revenue Growth

•	Aurora registered over 3,500 patients since fiscal year end, and as of the date of this release, the Company has surpassed 20,000 active registered patients.

•

CanvasRx, which now operates 25 facilities nationwide, remains the leading Canadian network of cannabis counseling and outreach centres, with more than 31,900 registered patients. Over 8,900 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics.

Capacity Expansion

•

The construction of the Aurora Sky facility at the Edmonton International Airport in Alberta is progressing well. At 800,000 square feet, with modern technology and automation, Aurora Sky is expected to produce over 100,000 kilograms annually and deliver significant economies of scale for Aurora. Located on Edmonton International Airport land, with access to ample power, Aurora Sky is ideally positioned for increased domestic and international distribution. To date, over 400,000 square feet of structure has been erected, 80% of which has its specialty glass installed, and many sub-systems have been delivered to the site. The Company anticipates the first bays to be completed and ready for planting before the end of calendar 2017, with the first harvest in the first half of 2018, and full completion of the construction project by mid-2018.

•

Completed the construction upgrades at and received the cultivation license from Health Canada for the Company’s 40,000 square foot purpose-built indoor facility, Aurora Vie, in Pointe-Claire, Quebec in six months, reflecting the Company’s agility, capabilities and speed of execution. The Company anticipates shipping genetics shortly and first harvest in Q1 of calendar 2018.

Expanding International Operations

•

Exports to Germany in September 2017 have passed the country’s lab testing requirements for quality control, and were delivered to pharmacies in October 2017. Revenues from exports to Germany will be recorded beginning in Aurora’s Q2 2018. The Company continues to export ongoing, regular shipments of dried cannabis flower from Canada to Germany.

Financings

•

Completed a bought deal and a private placement for gross proceeds of $75 million. Units in both placements were priced at $3.00, and consisted of one share and one common share purchase warrant (priced at $4 for a period of three years following closing).

•	Pro-forma cash balance of $185 million providing substantial firepower to continue fueling expansion strategy.

•	Approximately $200 million in additional gross cash proceeds remain exercise of warrants, stock options and compensation options/warrants. available from the future

Strategic Relationship with Radient Technologies Inc.

•

In November, Aurora and Radient announced that they had finalized a Master Services Agreement, pursuant to which Radient will perform certain services for Aurora using its MapTM technology, as well as other technologies, for the development, commercialization and supply of standardized cannabis extracts, which may be derived from both cannabis and hemp. The agreement initially covers services delivered in Canada, Australia, and the European Union, but may be expanded to additional territories. Within the countries covered by the agreement, Radient shall deliver its services under preferential terms to Aurora. Radient has applied with Health Canada to obtain Licensed Dealer and Licensed Producer status, and is progressing well through the processes. Upon receipt of either license, Radient will be able to commence production of cannabis extracts. The Company expects that this agreement will enable Aurora to accelerate the production of high-margin cannabis derivatives under favourable terms.

•

On June 5, 2017, Aurora and Radient successfully completed their joint venture research activity and confirmed the effectiveness of Radient’s MapTM technology and associated continuous flow design for extracting cannabinoids from dried cannabis.

Product Line Expansion

•

Aurora announced the launch of its proprietary and patent-pending live plant transporter, the Aurora EnvoyTM (“Envoy”), which possesses several features that promote the health, vigor and vegetative growth of live plant cuttings during shipment, leading to increased transplant success rates. The Envoy is anticipated to launch commercially in the coming months and targets the home garden market.

Management Team Expansion

•

On October 30, the Company announced the appointment of Mr. Darryl Vleeming as its Chief Information Officer, a newly created position, reflecting Aurora’s vision and commitment to incorporating technological innovation across all corporate functions.

Management commentary

“Aurora is performing brilliantly, with powerful domestic and international revenue growth, record harvests, decreasing per-gram production costs, industry-leading integration of technology, and exceptional execution, which is testament to the outstanding team we’ve assembled,” said Terry Booth, CEO. “In just six months, we acquired our next-generation Aurora Vie facility, completed it with major upgrades, and received our production license, nearly doubling our production capacity. At Aurora Sky, we’re building what by mid-2018 will be the world’s largest capacity production facility, and we’re doing it at an amazing pace. We’ve made smart acquisitions, established ourselves as a partner of choice for strategic alliances, and expanded our product offering to customers. I’m absolutely delighted with the A-Team’s performance.

Being exceptionally well capitalized, our balance sheet provides the fuel needed to maintain a very high pace for footprint and product offering expansion. The agility and execution track record of our team translate into strong confidence in our ability to create significant further shareholder value going forward as we aggressively pursue domestic, international and product line growth.”

Financial review Q1 2018

A comprehensive discussion of Aurora’s financials and operations are provided in the Company’s Management Discussion & Analysis and Financial Statements to be filed with SEDAR today and will be published on www.sedar.com.

Revenues

	Sep 30,	Jun 30,	Sep 30,
	2017	2017	2016

Net Revenue	$	$	$
Canadian dried cannabis	4,641	4,384	2,752
Canadian cannabis oils	1,439	804	-
Germany dried cannabis	1,235	439	-
Service revenue	934	309	319
Total consolidated net revenue	8,249	5,936	3,071

Grams sold	#	#	#
Dried cannabis	802,250	710,155	435,720
Cannabis oils (gram equivalent)	87,715	44,904	-
Total consolidated grams sold	889,965	755,059	435,720

Average net selling price per gram sold		$	$
Dried cannabis	7.32	6.79	6.32
Cannabis oils (per gram equivalent)	16.41	17.91	-
Total consolidated average selling price per gram sold	8.22	7.45	6.32

Revenues for the first quarter of fiscal 2018 were $8.2 million, up 168.6% from the same quarter in the prior year and up 39.0% from the previous quarter (Q4 2017). Revenue growth was achieved across all of the Company’s product lines and territories, driven predominantly by strong growth in Canadian cannabis oil sales, sales in Germany, and an increase in the average price per gram of product sold. The average price of product sold increased by 10.3% from $7.45 to $8.22 per gram, attributable mainly to strong increases in cannabis oils sold and sales through Pedanios in Germany.

Total product sold for the period was 889,965 grams of dried cannabis and cannabis oils, up 104% as compared to 435,720 grams of dried cannabis in the first quarter of 2017, and up 17.9% from 755,059 grams in Q4 2017.

Cost of sales

Included in cost of sales for the three months ended September 30, 2017 were the unrealized gains on changes in fair value of biological assets of $4.6 million, inventory expensed of $2.0 million, and production costs of $2.1 million.

The increase in production costs and inventory expensed to cost of sales during the three months ended September 30, 2017 was largely attributable to increases in production and production yields during the period. The Company produced 1,009,585 grams of cannabis in the first quarter 2017 compared to 354,975 grams produced in the same period 2016, an increase of 184% or 654,610 grams. The cultivation of lower yielding but high demand strains during the quarter resulted in a slightly lower grams of product harvested as compared to Q4 2017 (1,164,683 grams).

Cash costs of sales per gram of dried cannabis produced during the quarter continued to decline, coming in at $1.92 for Q1 2018, as compared to $2.09 for Q4 2017 and $3.89 for Q1 2017.

Gross Profit

Gross profit for the period under review increased to $8.8 million, as compared to $0.1 million for the three months ended September 30, 2016, attributable to the gain on the effect of changes in fair value of biological assets in addition to an increase of $5.2 million in revenues, as the number of active registered patients increased from 8,200 at September 30, 2016 to 19,280 at September 30, 2017. In addition, the Company generated $1.2 million in revenues through the sale of medical Cannabis by Pedanios in Germany.

Gross profit increased by 51% as compared to the previous quarter, attributable to a 43% increase in the gain on the effect of changes in fair value of biological assets and a 39% increase in revenues, offset partially by a 22% increase in production costs and inventory expensed to cost of sales as a result of scaling up of production.

General & Administrative Costs

General and administration costs increased by $1.9 million to $3.0 million for the quarter as compared to Q1 2017, attributable primarily to increases in corporate and general administrative activities as the Company scaled up its business operations in Canada and Germany, as well as other costs incurred related to ongoing negotiations for additional financings and investment opportunities. In the prior period, the Company began to expand operations with the acquisition of CanvasRx and closed equity and debt financings.

Sales & Marketing

Sales and marketing costs were $3.7 million in Q1 2018, relatively stable compared to Q4 2017, and up $2.1 million as compared to Q1 2017, attributable mainly to increased service fees paid in relation to CanvasRx, and higher selling and client care expenses related to a substantial increase in registered patients and resulting business volume.

Net Income

Net income before taxes of $4.7 million was recorded, as compared to a net loss before taxes of $6.3 million for the same quarter in the prior year. The increase was due predominantly due to higher revenues, an unrealized gain on the change in fair value of biological assets, as well as an unrealized gain on the $2.0 million Radient Technologies debenture Aurora invested in as part of its strategic collaboration.

Unrealized gains on marketable securities primarily resulted in in the Company recording a comprehensive net income of $14.5 million.

Liquidity and Capital Resources

Strengthened Capital Position

Aurora strengthened its balance sheet and liquidity position during the first quarter of 2018 with $1.5 million in new financings as follows:

•	The Company raised $1.30 million through the exercise of warrants, options and compensation options.

•	The Company also converted approximately $0.25 million of convertible notes into common shares.

Approximately $96 million in additional gross cash proceeds remain available from the future exercise of warrants, stock options and compensation options/warrants.

Cash Position, Cash Flows, and Working Capital

Net cash and cash equivalents on hand decreased from $159.8 million as at June 30, 2017, to $127.9 million as at September 30, 2017, due mainly by net cash used for operations of $5.0 million, investments and capital expenditures of $28.4 million, and adjusted by $0.2 million from the effect of foreign exchange on cash flows, offset partially by cash flows of $1.3 million from financing activities.

Subsequent to the quarter, the Company raised $75 million through a concurrent $69 million bought deal offering and a $6 million private placement of units, with each unit priced at $3 in both placements, consisting of one common share and one common share purchase warrant. Each warrant, exercisable for three years following the closing date of the placement, gives the right to purchase one common share at $4 per share. On a pro-forma basis following the closing of the concurrent placements, the Company had a cash balance of approximately $185 million.

Working capital as of September 30, 2017 was $169.7 million, as compared to $170.1 million at June 30, 2017.

The Company anticipates that it has sufficient funds to cover future operating cash flows, to complete the construction of its Aurora Sky facility and to execute its growth strategy for domestic and international expansion based on the current capital resources available.

Outstanding Share Data

As of the date of the MD&A, the Company had the following securities issued and outstanding:

Securities	November 8, 2017
#
Issued and outstanding shares	375,421,933
Restricted stock units	2,127,128
Options	18,510,070
Warrants	47,427,237
Compensation warrants	699,468
Convertible debentures	24,644,962

Outlook

While production capacity at our Mountain View facility in Cremona is nearly fully optimized, we anticipate further expansion from the first calendar quarter of 2018 onwards with first harvest at Aurora Vie, followed in subsequent quarters by harvest from the first completed bays at Aurora Sky. Until such time, revenue growth will largely be a function of increased shipments to our European subsidiary, Pedanios, which will start contributing from Q2 onwards, growth of cannabis oil production and sales, increased product availability through strategic wholesale supply relationships, and consolidation of our recent acquisitions BC Northern Lights and Urban Cultivator.

Aurora’s business strategy is to continue accelerating its penetration of the Canadian medical cannabis market, leverage its Health Canada sales license for derivative products (cannabis oils), commence cultivation at its Aurora Vie facility in Quebec, and complete the Aurora Sky facility in Alberta for additional production capacity. Upgrades are also being undertaken to the Company’s first facility in Cremona, Alberta, to further enhance production.

In preparation for the anticipated mid-2018 Canadian federal legalization of adult consumer use of cannabis, the Company is building organizational and production capacity to capture a share of the adult use market.

Innovation and integration of technology are key components in Aurora’s growth strategy. Going forward, Aurora will continue to leverage new technologies, aimed at:

•	Improving the customer experience, e.g. via further enhancements to Aurora’s unique mobile application - the world’s only mobile app for ordering legal medical cannabis;

•	Delivering industry-leading per square foot production capacity, while reducing operational expenses at its production facilities, and

•	Substantially increasing the production of cannabis concentrates through the Company’s collaboration with Radient.

The Company is also focusing on delivering further product differentiation, through Aurora’s intended strategic investment in Hempco, its partnership with Namaste Technologies, and the acquisition of homegrow and urban garden companies BC Northern Lights and Urban Cultivator.

Finally, the Company is executing a significant international expansion as evidenced by the lead participation in the May 2017 Cann Group IPO in Australia, and the May 2017 acquisition of Pedanios, Germany’s largest distributor of medical cannabis. The Company is actively pursuing further international opportunities.

Non-IFRS Financial Measures

The Company has included the following non-IFRS performance measures in this press release:

•

Cash cost of sales per gram of dried cannabis is calculated by taking the total IFRS cost of sales and removing the effect of changes in fair value of biological assets, non-cash production costs, oil conversion costs, cost of sales from service revenue and purchases from other Licensed Producers, all divided by the total number of grams of dried cannabis produced in the period. Cash cost to produce dried cannabis is calculated by further removing packaging costs.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

###

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, IR & Corporate Development
+1.905.864.5525	marc.lakmaaker@auroramj.com
cam@auroramj.com	+1.647.269.5523
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

###

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Financial Position
September 30, 2017 and June 30, 2016
(Unaudited – In thousands of Canadian dollars)

	September 30, 2017	June 30, 2017
	$	$
Assets
Current
Cash and cash equivalents	127,915	159,796
Accounts receivable	3,701	2,312
Marketable securities	34,760	14,845
Inventory	11,653	7,703
Biological assets	6,083	4,088
Promissory notes receivable	5,250	1,222
Loans receivable	2,132	2,096
Prepaid and other current assets	1,742	1,544
	193,236	193,606

Property, plant and equipment	71,385	45,523
Convertible debenture	-	11,071
Derivative	4,892	292
Investment in a joint venture	-	-
Intangible assets	30,670	31,087
Goodwill	47,651	41,100

	347,834	322,679

Liabilities
Current
Accounts payable and accrued liabilities	12,015	8,753
Deferred revenue	1,548	1,421
Finance lease	71	69
Contingent consideration payable	9,928	13,221
	23,562	23,464

Finance lease	263	282
Convertible notes	66,581	63,536
Deferred gain on convertible debenture	-	10,206
Deferred gain on derivative	3,856	321
Deferred tax liability	8,656	5,937
	102,918	103,746

Shareholders’ equity
Share capital	230,432	221,447
Reserves	39,108	25,912
Deficit	(24,624)	(28,426)
	244,916	218,933

	347,834	322,679

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Loss
Three months ended September 30, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	2017	2016
	$	$
Revenue	8,249	3,071

Unrealized (gain) loss on changes in fair value of biological assets	(4,611)	1,262
Inventory expensed to cost of sales	1,973	482
Production costs	2,077	1,241
Cost of sales (recovery)	(561)	2,985

Gross profit	8,810	86

Expenses
General and administration	2,993	1,047
Sales and marketing	3,668	1,570
Research and development	107	40
Acquisition and project evaluation costs	340	165
Depreciation and amortization	634	159
Share-based payments	2,486	380
	10,228	3,361

Loss from operations	(1,418)	(3,275)

Other income (expenses)
Interest and other income	590	28
Finance and other costs	(2,016)	(3,040)
Foreign exchange	(247)	-
Unrealized gain on debenture	6,937	-
Unrealized gain on derivative	817	-
	6,081	(3,012)

Income (loss) before income taxes	4,663	(6,287)

Income tax recovery (expense)
Current	-	8
Deferred, net	(1,103)	666
	(1,103)	674

Net income (loss)	3,560	(5,613)

Other comprehensive income (loss)
Deferred tax	(1,632)	-
Unrealized gain on marketable securities	12,551	-
Foreign currency translation	(4)	-

Comprehensive income (loss)	14,475	(5,613)

Earnings (loss) per share
Basic	0.01	(0.03)
Diluted	0.01	(0.03)

Weighted average number of shares outstanding
Basic	368,631,600	183,610,213
Diluted	376,199,780	183,610,213

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Three months ended September 30, 2017 and 2016
(Unaudited – In thousands of Canadian dollars)

	2017	2016
	$	$

Cash provided by (used in) Operating activities
Net income (loss) for the period	3,560	(5,613)
Adjustments for non-cash items
Change in fair value of biological assets	(3,881)	1,262
Depreciation of fixed assets	359	159
Amortization of intangible assets	417	-
Share-based payments	2,486	380
Unrealized gain on debentures	(6,937)	-
Unrealized gain on derivatives	(817)	-
Accrued interest and accretion expense	1,947	920
Financing fees	-	1,578
Interest and other income	(59)	-
Deferred tax recovery	1,103	(666)
Changes in non-cash working capital
GST recoverable	(1,218)	(13)
Accounts receivable	224	(389)
Inventory	(1,173)	(203)
Prepaids and other current assets	(143)	494
Accounts payable and accrued liabilities	(829)	(1,264)
Contingent consideration payable	(32)	-
Deferred revenue	19	480
	(4,974)	(2,875)

Investing activities
Promissory notes receivable	(4,736)	-
Purchase of property, plant and equipment	(21,061)	(630)
Acquisition of businesses, net of cash acquired	(2,635)	(3,418)
	(28,432)	(4,048)

Financing activities
Finance lease	(17)	-
Proceeds of convertible notes	-	15,000
Proceeds (repayment) of short term loans	-	(4,549)
Proceeds (repayment) of long term loans	-	(4,000)
Financing fees	-	(610)
Shares issued for cash, net of share issue costs	1,296	24,017
	1,279	29,858

Effect of foreign exchange on cash and cash equivalents	246	-

Increase (decrease) in cash and cash equivalents	(31,881)	22,935

Cash and cash equivalents, beginning of period	159,796	259

Cash and cash equivalents, end of period	127,915	23,194

Supplementary information:
Property, plant and equipment in accounts payable	3,765	280
Depreciation in production costs	142	68